Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
The Home Depot FutureBuilder:

We consent to the incorporation by reference in the registration statement (No. 333-125332) on Form S-8 of The Home Depot, Inc. of our report dated June 19, 2020, with respect to the Statements of Net Assets Available for Benefits of The Home Depot Futurebuilder as of December 31, 2019 and 2018, the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes, and the supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report for Form 11-K of The Home Depot FutureBuilder.

/s/ KPMG LLP

Atlanta, Georgia
June 19, 2020